

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2009

Mr. Jonathan Hirst, Chief Financial Officer
KIT digital, Inc.
168 Fifth Avenue, Suite 301
New York, NY 10010

> **RE: KIT digital, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 0-25659**

Dear Mr. Hirst:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements

Note 4- Acquisitions, Page F-13

Visual Connection Acquisition, page F-16

1. We note that you included the financial statements of Visual Connection in a Form 8-K/A filed on December 22, 2008. The audit report states that the financial statements are audited in accordance with the International Standards on Auditing and the related application clauses of the Chamber of Auditors of the Czech Republic. Please amend the filing to include financial statements audited in accordance with U.S. generally accepted auditing standards. Refer to Rule 8-04(e) of Regulation S-X and General Instruction E.c to Form 20-F.

2. We refer to the disclosures in the March 31, 2008 and September 30, 2008 financial statements of Visual Connection in Note XX, Summary of significant difference between Czech GAAP and U.S. GAAP. Please include tabular reconciliations of the material variations between Czech GAAP and U.S. GAAP for the balance sheet and income statement for each period presented. Refer to the guidance in Item 17 of Form 20-F.

Kamera Acquisition, page F-14

3. We note that you included the financial statements of Kamera Content AB in a Form 8-K/A filed on July 7, 2008. The audit reports for 2007 and 2006 state that the financial statements are audited in accordance with generally accepted auditing standards in Sweden. Please amend the filing to include financial statements audited in accordance with U.S. generally accepted auditing standards. Refer to Rule 8-04(e) of Regulation S-X and General Instruction E.c to Form 20-F.

4. We refer to the disclosures in the 2007 financial statements of Kamera Content AB in Note 15, Summary of significant difference between Swedish GAAP and U.S. GAAP, at page 14. Please include tabular reconciliations of the material variations between Swedish GAAP and U.S. GAAP for the balance sheet and income statement for each period presented in the Form 8-K. Refer to the guidance in Item 17 of Form 20-F.

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As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director